Simcere Pharmaceutical Group
No. 12 Hua Yuan Road
Nanjing
Jiangsu Province 210042
People’s Republic of China
July 22, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler, Assistant Director Ms. Sonia Barros

Re:	Simcere Pharmaceutical Group Registration Statement on Form F-3 Securities and Exchange Commission File No. 333-152101
Dear Mr. Riedler and Ms. Barros:
     Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Simcere Pharmaceutical Group (the “Company”) hereby request that the effectiveness of the above-referenced registration statement be accelerated so that it shall become effective at 2:00 PM EST, on Tuesday, July 23, 2008, or as soon thereafter as practicable, unless we or our U.S. counsel, Simpson Thacher & Bartlett LLP, requests by telephone that such Registration Statement be declared effective at some other time.
     We acknowledge that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, we do not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, we understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in connection with our filing.
(Signature Page to Follow)

Very truly yours, Simcere Pharmaceutical Group
By:	/s/ Frank Zhigang Zhao
	Name:	Frank Zhigang Zhao
	Title:	Chief Financial Officer